March 23, 2005


Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Gentlemen:

We have read and agree with the comments in Item 4 of the Form 8-K/A of Terra Trema, Inc., dated March 14, 2005, except for the following:

We were engaged and have completed the audit of the financial statements of Terra Trema, Inc. for the years ended December 31, 2003 and 2002. However, we did not review the Forms 10-KSB that were filed with the SEC for those periods.

In addition, we did not review, in accordance with SAS 100, the financial statements or review the Forms 10-QSB for the quarterly periods ended March 31, 2003, June 30, 2003, September 30, 2003, March 31, 2004, June 30, 2004 or
September 30, 2004 that were filed with the SEC.

Mendoza Berger & Company, LLP



Irvine, California